EXHIBIT 12

BRE PROPERTIES, INC.

STATEMENT RE:

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
(dollar amounts in thousands)	2011	2010	2009	2008	2007
Income from continuing operations	$62,155	$7,136	$31,553	$46,849	$43,553
Interest Expense	74,964	84,894	82,734	92,032	87,593
Redeemable noncontrolling interests in income	748	1,026	1,461	1,868	1,857

Earnings available to cover fixed charges	$137,867	93,056	$115,748	$140,749	$133,003

Fixed charges:
Interest	$74,964	$84,894	$82,734	$92,032	$87,593
Capitalized interest	14,431	11,977	16,330	23,124	26,029

Fixed charges:	$89,395	$96,871	$99,064	$115,156	$113,622

Redemption related preferred stock issuance cost, net of discount on repurchase	3,771	—	—	—	—
Preferred stock dividends	7,655	11,813	11,813	11,813	16,122

Fixed charges and preferred stock dividends	$100,821	$108,684	$110,877	$126,969	$129,744

Earnings available to cover fixed charges	$137,867	$93,056	$115,748	$140,749	$133,003
Divided by fixed charges	$89,395	$96,871	$99,064	$115,156	$113,622

Ratio of earnings to fixed charges	1.5	1.0	1.2	1.2	1.2

Earnings available to cover fixed charges	$137,867	$93,056	$115,748	$140,749	$133,003
Divided by fixed charges and preferred stock dividends	$100,821	$108,684	$110,877	$126,969	$129,744

Ratio of earnings to fixed charges and preferred stock	1.4	0.9	1.0	1.1	1.0